SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

Telesystem International Wireless Inc.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

879946606

(CUSIP Number)

Edith Shih

Hutchison Whampoa Limited

22nd Floor, Hutchison House

10 Harcourt Road

Hong Kong

(852-2128-1188)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

SCHEDULE 13D

CUSIP NO. 879946606

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HUTCHISON WHAMPOA LIMITED – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 - 8 SHARED VOTING POWER - 0 - 9 SOLE DISPOSITIVE POWER - 0 – 10 SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON HC, CO

2

SCHEDULE 13D

CUSIP NO. 879946606

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON U.F. INVESTMENTS (BARBADOS) LIMITED – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Barbados

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 - 8 SHARED VOTING POWER - 0 - 9 SOLE DISPOSITIVE POWER - 0 – 10 SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

3

SCHEDULE 13D

CUSIP NO. 879946606

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CHEUNG KONG (HOLDINGS) LIMITED – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 - (see Item 5) 8 SHARED VOTING POWER - 0 - 9 SOLE DISPOSITIVE POWER - 0 – (see Item 5) 10 SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 – (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON HC, CO

4

Item 1. Security and Issuer.

Item 1 is hereby amended and restated as follows:

This statement on Amendment No. 4 to Schedule 13D relates to Common Shares, without par value (“Common Shares”), of Telesystem International Wireless Inc., a Canadian corporation (the “Issuer”), which is a class of equity securities registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the principal executive office of the Issuer is 1250 René-Lévesque Street West, 38th floor, Montreal, Quebec H3B 4W8 Canada

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

This statement on Amendment No. 4 to Schedule 13D is filed jointly by Hutchison Whampoa Limited, a company incorporated in Hong Kong (“HWL”), U.F. Investments (Barbados) Limited, a company incorporated in Barbados (“UFI”), and Cheung Kong (Holdings) Limited (“Cheung Kong”) (each, a “Reporting Person” and together, the “Reporting Persons”).

HWL

The principal business of HWL is that of a holding company with diversified interests and activities in the following core businesses: ports and related services, telecommunications, property and hotels, retail and manufacturing, and energy, infrastructure, finance and investments. The registered address of HWL is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong.

HWL indirectly owns 100% of the issued shares of UFI. HWL’s beneficial ownership reported herein is through its interest in UFI.

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of HWL and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule I hereto and are incorporated herein by reference.

During the past five years, neither HWL nor, to the best knowledge of HWL, any of its executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

UFI

The principal business of UFI is investment holding. The registered address of UFI is Worthing Corporate Centre, Worthing Main Road, Christ Church, Barbados.

100% of the issued shares of UFI is indirectly owned by HWL.

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of UFI and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule II hereto and are incorporated herein by reference.

During the past five years, neither UFI nor, to the best knowledge of UFI, any of its executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Cheung Kong

The principal business of Cheung Kong is investment holding and project management, property development and investment, hotel and serviced suite operation, property and project management and securities investment. The registered address of Cheung Kong is 7th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

Cheung Kong indirectly owns 49.97% of the issued shares of HWL and may, pursuant to Rule 13d-3 (“Rule 13d-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), be deemed to have controlled the voting and disposition of the Common Shares beneficially owned by HWL and UFI. However, Cheung Kong disclaims beneficial ownership of the Common Shares beneficially owned by HWL and UFI, and the filing of this statement shall in no way be construed as an admission that Cheung Kong was, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such Common Shares.

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Cheung Kong and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule III hereto and are incorporated herein by reference.

During the past five years, neither Cheung Kong nor, to the best knowledge of Cheung Kong, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

On May 10, 2005, UFI executed through its broker the sale of 12,372,653 Common Shares, representing approximately 5.7% of the total issued Common Shares outstanding, on the Toronto Stock Exchange to Canadian Imperial Bank of Commerce at a price of CAD19.02 (US$15.37) per share resulting in aggregate gross proceeds of CAD235,327,860 (US$190,194,666). Translations of Canadian dollar amounts into U.S. dollars are based on the noon buying rate in New York for cable transfers as certified by the Federal Reserve Bank of New York in effect on May 10, 2005, which was CAD1.2373 = US$1.00.

The Issuer has announced that it will hold a special meeting of shareholders on May 19, 2005 (the “Special Meeting”) to consider a proposed arrangement (the “Proposed Arrangement”) involving (i) the proposed sale by the Issuer’s subsidiary, Telesystem International Wireless Corporation N.V., to Vodafone International Holdings B.V. of the Issuer’s indirect interest in ClearWave N.V., being all or substantially all of the Issuer’s assets, for approximately US$3.5 billion (subject to adjustments) and the assumption of net debt of approximately US$950 million (as at December 31, 2004) and (ii) the liquidation of the Issuer resulting in its ultimate dissolution. The Issuer has stated that it intends to continue to have its Common Shares publicly traded until distribution of all or substantially all of its assets, at which time it will cancel its Common Shares. The Issuer has also stated that it intends to have, as soon as practicable after the cancellation of its Common Shares pursuant to the Proposed Arrangement, the Common Shares delisted from markets on which they will trade at that time. As the record date for shares eligible to be voted at the Special Meeting is April 18, 2005 (the “Record Date”), the Reporting Persons will be eligible to vote the Common Shares at the Special Meeting notwithstanding that they have disposed of their Common Shares prior to the date of the Special Meeting. It is the intention of the Reporting Persons to vote all of the Common Shares held by them as of the Record Date in favor of the Proposed Arrangement. The Reporting Persons are not party to any agreements with any other persons regarding the voting of the Common Shares.

Except as described above, none of the Reporting Persons, nor, to the best of their knowledge, any of their respective directors or executive officers, has any present plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of the Schedule 13D rules.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)-(e) As a result of the sale described in Item 4, as of May 10, 2005, each of the Reporting Persons ceased to hold, directly or indirectly as the case may be, any Common Shares of the Issuer and ceased to be the beneficial owner of more than five percent of the Common Shares. Pursuant to Rule 13d-4 under the Exchange Act, Cheung Kong expressly disclaims beneficial ownership of its interest in UFI arising from its indirect interest in HWL, and accordingly further expressly disclaims that it ever had beneficial ownership of the Common Shares.

The Common Shares reported herein do not include 2,000 Common Shares in which Mrs. Eva Kwok, the wife of Mr. Stanley Kwok, a director of Cheung Kong, has a personal interest. Except as described in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of their respective executive officers or directors, (i) beneficially owns any Common Shares as of the date hereof or (ii) has any right as of the date hereof to acquire, directly or indirectly, any beneficial ownership of Common Shares.

Except as described in Item 4, none of the Reporting Persons nor, to their best knowledge, none of their respective executive officers or directors, has effected any transaction in Common Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

None.

Item 7. Material to be Filed as Exhibits.

The documents which have been filed as Exhibits are listed in the Exhibit Index herein.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each party certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date: May 16, 2005

FOR AND ON BEHALF OF HUTCHISON WHAMPOA LIMITED

By:	/s/ Frank J. Sixt
Name:	Frank J. Sixt
Title:	Director

FOR AND ON BEHALF OF U.F. INVESTMENTS (BARBADOS) LIMITED

By:	/s/ Frank J. Sixt
Name:	Frank J. Sixt
Title:	Director

FOR AND ON BEHALF OF CHEUNG KONG (HOLDINGS) LIMITED

By:	/s/ Frank J. Sixt
Name:	Frank J. Sixt
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description
A.	Joint Filing Statement

SCHEDULE I

Executive Officers and Directors of

Hutchison Whampoa Limited

As of May 10, 2005

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
LI Ka-shing 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Chairman, Hutchison Whampoa Limited Chairman, Cheung Kong (Holdings) Limited

LI Tzar Kuoi, Victor 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong

Deputy Chairman and Executive Director,
Hutchison Whampoa Limited

Managing Director and Deputy Chairman,
Cheung Kong (Holdings) Limited

Chairman, Cheung Kong Infrastructure
Holdings Limited[2]

Chairman, CK Life Science Int’l.,
(Holdings) Inc. [14]

Co-Chairman, Husky Energy Inc.[7]

Executive Director, Hongkong Electric
Holdings Limited[3]

Director, The Hongkong and Shanghai
Banking Corporation Limited (banking),
No. 1 Queen’s Road Central, Hong Kong

FOK Kin-ning, Canning	British

Group Managing Director and Executive
Director, Hutchison Whampoa Limited

Chairman, Hutchison Telecommunications
International Limited [12]

Chairman, Hutchison Global Communications
Holdings Limited [13]

Chairman, Hutchison Telecommunications
(Australia) Limited[4]

Chairman, Partner Communications
Company Ltd.[5]

Chairman, Hutchison Harbour Ring
Limited[8]

Co-Chairman, Husky Energy Inc.[7]

Deputy Chairman, Cheung Kong
Infrastructure Holdings Limited[2]

Deputy Chairman, Hongkong Electric
Holdings Limited[3]

Non-executive Director, Cheung Kong
(Holdings) Limited[11]

SCHEDULE I (continued)

Executive Officers and Directors of

Hutchison Whampoa Limited

As of May 10, 2005

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
CHOW WOO Mo Fong, Susan	British

Deputy Group Managing Director and
Executive Director, Hutchison Whampoa
Limited

Executive Director, Cheung Kong
Infrastructure Holdings Limited[2]

Executive Director, Hutchison Global
Communications Holdings Limited[13]

Executive Director, Hutchison Harbour Ring
Limited[8]

Director, Hongkong Electric Holdings
Limited[3]

Director, Partner Communications
Company Ltd.[5]

Non-executive Director, Hutchison
Telecommunications International Limited[12]

Non-executive Director, TOM Group Limited[6]

Frank John SIXT	Canadian

Group Finance Director and Executive
Director, Hutchison Whampoa Limited

Chairman, TOM Group Limited[6]

Chairman, TOM Online Inc. [10]

Executive Director, Cheung Kong
Infrastructure Holdings Limited[2]

Executive Director, Hutchison Global
Communications Holdings Limited[13]

Executive Director, Hongkong Electric
Holdings Limited[3]

Director, Hutchison Telecommunications
(Australia) Limited[4]

Director, Husky Energy Inc.[7]

Director, Partner Communications
Company Ltd.[5]

Director, U.F. Investments (Barbados)
Limited[9]

Non-executive Director, Hutchison
Telecommunications International Limited[12]

Non-executive Director, Cheung Kong
(Holdings) Limited[11]

LAI Kai Ming, Dominic	Canadian

Executive Director, Hutchison Whampoa
Limited

Deputy Chairman, Hutchison Harbour
Ring Limited[8]

Deputy Chairman, Hutchison Global
Communications Holdings Limited[13]

Director, Hutchison Telecommunications
(Australia) Limited[4]

SCHEDULE I (continued)

Executive Officers and Directors of

Hutchison Whampoa Limited

As of May 10, 2005

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
George Colin MAGNUS 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	British	Executive Director, Hutchison Whampoa Limited Deputy Chairman, Cheung Kong (Holdings) Limited Chairman, Hongkong Electric Holdings Limited[3] Deputy Chairman, Cheung Kong Infrastructure Holdings Limited[2]

KAM Hing Lam 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong

Executive Director, Hutchison
Whampoa Limited

Deputy Managing Director, Cheung
Kong (Holdings) Limited

Group Managing Director, Cheung
Kong Infrastructure Holdings Limited[2]

President and Chief Executive Officer,
CK Life Science Int’l., (Holdings) Inc. [14]

Executive Director, Hongkong Electric
Holdings Limited[3]

Michael David KADOORIE 24th Floor, St. George’s Building, 2 Ice House Street Central, Hong Kong	British

Independent Non-executive Director,
Hutchison Whampoa Limited

Chairman, CLP Holdings Limited
(investment holding), 147 Argyle Street,
Kowloon, Hong Kong

Chairman, The Hongkong and Shanghai
Hotels, Limited (hotel catering and real
estate), 8th Floor, St. George’s Building, 2
Ice House Street, Central, Hong Kong

Chairman, Heliservices (Hong Kong)
Limited (provision of helicopter services),
2107 St. George’s Building, 2 Ice House
Street, Central, Hong Kong

Holger KLUGE 33 Delisle Avenue, Suite 509 Toronto, Ontario M4V 1S8 Canada	Canada

Independent Non-executive Director,
Hutchison Whampoa Limited

Director, Hutchison Telecommunications
(Australia) Limited [4]

Independent Non-executive Director, Husky Energy
Inc.[7]

Independent Non-executive Director,
Hongkong Electric Holdings Limited[3]

Non-executive Director, TOM Group Limited[6]

SCHEDULE I (continued)

Executive Officers and Directors of

Hutchison Whampoa Limited

As of May 10, 2005

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
Simon MURRAY Suite 3601, Cheung Kong Center 2 Queen’s Road Central Hong Kong	British

Independent Non-executive Director,
Hutchison Whampoa Limited

Chairman, General Enterprise Management
Services Limited (investment fund),
Suite 3601, Cheung Kong Center
2 Queen’s Road Central
Hong Kong

Independent Non-executive Director,
Cheung Kong (Holdings) Limited[11]

OR Ching Fai, Raymond 83 Des Voeux Road Central Hong Kong	British	Independent Non-executive Director, Hutchison Whampoa Limited Director, The Hongkong and Shanghai Banking Corporation Limited (banking), 1 Queen’s Road Central, Hong Kong

William SHURNIAK	Canadian

Non-executive Director, Hutchison
Whampoa Limited

Chairman, ETSA Utilities (operation of
electricity distribution network in
Australia), 1 Anzac Highway, Keswick,
South Australia 5035, Australia

Chairman, Powercor Australia Ltd.
(operation of electricity distribution
network in Australia), Level 9, 40 Market
Street, Melbourne, Victoria 3000,
Australia

Chairman, CitiPower Pty Ltd. (operation of
electricity distribution network in
Australia) Level 9, 40 Market
Street, Melbourne, Victoria 3000,
Australia

Deputy Chairman, Husky Energy Inc.[7]

WONG Chung Hin 1225 Prince’s Building 10 Chater Road Hong Kong	British	Independent Non-executive Director, Hutchison Whampoa Limited Director, The Bank of East Asia, Limited (banking), No. 10 Des Voeux Road Central, Hong Kong Director, Hongkong Electric Holdings Limited[3]

SCHEDULE II

Executive Officers and Directors of

U.F. Investments (Barbados) Limited

As of May 10, 2005

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
Frank John SIXT	Canadian

Director, U.F. Investments (Barbados)
Limited[9]

Group Finance Director and Executive
Director, Hutchison Whampoa Limited

Chairman, TOM Group Limited[6]

Chairman, TOM Online Inc. [10]

Executive Director, Cheung Kong
Infrastructure Holdings Limited[2]

Executive Director, Hutchison Global
Communications Holdings Limited[13]

Executive Director, Hongkong Electric
Holdings Limited[3]

Director, Hutchison Telecommunications
(Australia) Limited[4]

Director, Husky Energy Inc.[7]

Director, Partner Communications
Company Ltd.[5]

Non-executive Director, Hutchison
Telecommunications International Limited[12]

Non-executive Director, Cheung Kong
(Holdings) Limited[11]

FUNG Wai Ying	Canadian	Director, U.F. Investments (Barbados) Limited[9] Group Chief Accountant, Hutchison Whampoa Limited

HO Wai Leung, Edmond Hutchison House 5 Hester Road London SW11 4AN United Kingdom	British

Director, U.F. Investments (Barbados)
Limited[9]

Director, Hutchison Whampoa (Europe)
Limited (consultancy services), Hutchison
House, 5 Hester Road, London SW11 4AN
United Kingdom

Director, Hutchison Whampoa (UK)
Limited (investment holding), Hutchison
House, 5 Hester Road, London SW11 4AN
United Kingdom

Director, Hutchison Whampoa Properties
(Europe) Limited (project management),
100 New Bridge Street, London EC4V
6JA, United Kingdom

SCHEDULE II (continued)

Executive Officers and Directors of

U.F. Investments (Barbados) Limited

As of May 10, 2005

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
SNG Cheng Khoong, Robin 5000D #12-14 Marine Parade Road, Singapore 449287	Singaporean	Director, U.F. Investments (Barbados) Limited[9]

Mary J. MAHABIR Lex Caribbean Law Offices Worthing Christ Church Barbados	Trinidadian	Director, U.F. Investments (Barbados) Limited[9]

SCHEDULE III

Executive Officers and Directors of

Cheung Kong (Holdings) Limited

As of May 10, 2005

Name and Business Address1b	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
LI Ka-shing	Hong Kong	Chairman, Cheung Kong (Holdings) Limited Chairman, Hutchison Whampoa Limited

LI Tzar Kuoi, Victor	Hong Kong

Managing Director and Deputy Chairman,
Cheung Kong (Holdings) Limited

Chairman, Cheung Kong Infrastructure
Holdings Limited[2]

Chairman, CK Life Science Int’l.,
(Holdings) Inc. [14]

Deputy Chairman and Executive Director,
Hutchison Whampoa Limited

Co-Chairman, Husky Energy Inc.[7]

Executive Director, Hongkong Electric
Holdings Limited[3]

Director, The Hongkong and Shanghai
Banking Corporation Limited (banking),
No. 1 Queen’s Road Central, Hong Kong

George Colin MAGNUS	British	Deputy Chairman, Cheung Kong (Holdings) Limited Chairman, Hongkong Electric Holdings Limited[3] Deputy Chairman, Cheung Kong Infrastructure Holdings Limited[2] Executive Director, Hutchison Whampoa Limited

KAM Hing Lam	Hong Kong

Deputy Managing Director, Cheung
Kong (Holdings) Limited

Group Managing Director, Cheung
Kong Infrastructure Holdings Limited[2]

President and Chief Executive Officer,
CK Life Science Int’l., (Holdings) Inc. [14]

Executive Director, Hutchison
Whampoa Limited

Executive Director, Hongkong Electric
Holdings Limited[3]

CHUNG Sun Keung, Davy	Hong Kong	Executive Director, Cheung Kong (Holdings) Limited

IP Tak Chuen, Edmond	British

Executive Director, Cheung Kong
(Holdings) Limited

Deputy Chairman, Cheung Kong
Infrastructure Holdings Limited[2]

Senior Vice President and Chief Investment
Officer, CK Life Science Int’l.,
(Holdings) Inc. [14]

Non-executive Director, TOM Group
Limited[6]

SCHEDULE III (continued)

Executive Officers and Directors of

Cheung Kong (Holdings) Limited

As of May 10, 2005

Name and Business Address1b	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
PAU Yee Wan, Ezra	Hong Kong	Executive Director, Cheung Kong (Holdings) Limited

WOO Chia Ching, Grace	U.S.A.	Executive Director, Cheung Kong (Holdings) Limited

CHIU Kwok Hung, Justin	Canadian	Executive Director, Cheung Kong (Holdings) Limited

LEUNG Siu Hon 502 Aon China Building 29 Queen’s Road Central Hong Kong	British	Non-executive Director, Cheung Kong (Holdings) Limited Consultant, Messrs. S.H. Leung & Co. (solicitors’ firm), 502 Aon China Building, 29 Queen’s Road Central, Hong Kong

FOK Kin-ning, Canning 22nd Floor, Hutchison House 10 Harcourt Road Hong Kong	British

Non-executive Director, Cheung Kong
(Holdings) Limited

Group Managing Director and Executive
Director, Hutchison Whampoa Limited

Chairman, Hutchison Telecommunications
International Limited [12]

Chairman, Hutchison Global Communications
Holdings Limited [13]

Chairman, Hutchison Telecommunications
(Australia) Limited[4]

Chairman, Partner Communications
Company Ltd.[5]

Chairman, Hutchison Harbour Ring
Limited[8]

Co-Chairman, Husky Energy Inc.[7]

Deputy Chairman, Cheung Kong
Infrastructure Holdings Limited[2]

Deputy Chairman, Hongkong Electric
Holdings Limited[3]

SCHEDULE III (continued)

Executive Officers and Directors of

Cheung Kong (Holdings) Limited

As of May 10, 2005

Name and Business Address1b	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
Frank John SIXT 22nd Floor, Hutchison House 10 Harcourt Road Hong Kong	Canadian

Non-executive Director, Cheung Kong
(Holdings) Limited

Group Finance Director and Executive
Director, Hutchison Whampoa Limited

Chairman, TOM Group Limited[6]

Chairman, TOM Online Inc. [10]

Executive Director, Cheung Kong
Infrastructure Holdings Limited[2]

Executive Director, Hutchison Global
Communications Holdings Limited[13]

Executive Director, Hongkong Electric
Holdings Limited[3]

Director, Hutchison Telecommunications
(Australia) Limited[4]

Director, Husky Energy Inc.[7]

Director, Partner Communications
Company Ltd.[5]

Director, U.F. Investments (Barbados)
Limited[9]

Non-executive Director, Hutchison
Telecommunications International
Limited[12]

CHOW Kun Chee, Roland 602 Aon China Building 29 Queen’s Road Central Hong Kong	British	Non-executive Director, Cheung Kong (Holdings) Limited Consultant, Herbert Tsoi and Partners (solicitors’ firm), 602 Aon China Building, 29 Queen’s Road Central, Hong Kong

CHOW Nin Mow, Albert Unit 3610-13 China Merchants Tower, Shun Tak Centre 168 Connaught Road Central Hong Kong	British

Non-executive Director, Cheung Kong
(Holdings) Limited

Chairman & Managing Director,
Wah Yip (Holdings) Limited (property
development and investment),
Unit 3610-13 China Merchants Tower,
Shun Tak Centre, 168 Connaught Road
Central, Hong Kong

HUNG Siu-lin, Katherine	Hong Kong	Non-executive Director, Cheung Kong (Holdings) Limited

SCHEDULE III (continued)

Executive Officers and Directors of

Cheung Kong (Holdings) Limited

As of May 10, 2005

Name and Business Address1b	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
KWOK Tun-li, Stanley Suite 560-355 Burrard Street Vancouver, British Columbia V6C 2G8, Canada	Canadian

Independent Non-executive Director,
Cheung Kong (Holdings) Limited

Director, Amara International Investment
Corporation (investment holdings),
Suite 560-355 Burrard Street, Vancouver,
British Columbia, V6C 2G8, Canada

YEH Yuan Chang, Anthony 26th Floor, Tower A Regent Centre 63 Wo Yi Hop Road Kwai Chung Hong Kong	Hong Kong

Independent Non-executive Director,
Cheung Kong (Holdings) Limited

Honorary Life President, Tai Ping
Carpets International Limited (carpet
manufacturing), 26th Floor, Tower A,
Regent Centre, 63 Wo Yi Hop Road,
Kwai Chung, Hong Kong

Simon MURRAY Suite 3601, Cheung Kong Center 2 Queen’s Road Central Hong Kong	British

Independent Non-executive Director,
Cheung Kong (Holdings) Limited

Chairman, General Enterprise Management
Services Limited (investment fund),
Suite 3601, Cheung Kong Center,
2 Queen’s Road Central, Hong Kong

Non-Executive Director, Hutchison
Whampoa Limited

WONG Yick-ming, Rosanna Room 906, Duke of Windsor Social Service Building 15 Hennessy Road Wanchai, Hong Kong	Hong Kong

Independent Non-executive Director,
Cheung Kong (Holdings) Limited

Chairman, Education Commission of the
Hong Kong Special Administrative
Region

Executive Director, Hong Kong Federation
of Youth Groups (charitable
organisation), Room 906, Duke of
Windsor Social Service Building, 15
Hennessy Road, Wanchai, Hong Kong

Director, The Hongkong and Shanghai
Banking Corporation Limited (banking),
No. 1 Queen’s Road Central, Hong Kong

SCHEDULE III (continued)

Executive Officers and Directors of

Cheung Kong (Holdings) Limited

As of May 10, 2005

Name and Business Address1b	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
KWAN Chiu Yin, Robert 26/F., Wing On Centre 111 Connaught Road Central Hong Kong	British

Independent Non-executive Director,
Cheung Kong (Holdings) Limited

Independent Non-executive Director,
Pak Fah Yeow International Limited
(manufacture and sale of Hoe Hin Brand
of products, treasury and property I
investment, distribution of healthcare and
household products), 7th Floor, Lippo
Leighton Tower, 103, Leighton Road,
Causeway Bay, Hong Kong

Independent Non-executive Director,
Melco International Development Limited
(investment holding), Penthouse 38/F,
The Centrium, 60 Wyndham Street,
Central, Hong Kong

Independent Non-executive Director,
Shun Tak Holdings Limited (shipping,
property, hotel, finance, restaurant and air
transport), Penthouse 39/F West Tower,
Shun Tak Centre, 200 Connaught Road
Central, Hong Kong

Cheong Ying Chew, Henry Suite 601, 6/F., Aon China Building, 29 Queen’s Road Central, Hong Kong	British

Independent Non-executive Director,
Cheung Kong (Holdings) Limited

Director, UOB Asia (Hong Kong) Limited
(investment banking), Suite 601, 6/F.,
Aon China Building, 29 Queen’s Road
Central, Hong Kong

Independent Non-executive Director,
Cheung Kong Infrastructure Holdings
Limited [2]

Independent Non-executive Director,
Excel Technology International Holdings
Limited (investment holding),
5/F., 633 King’s Road, North Point,
Hong Kong

Independent Non-executive Director,
Forefront International Holdings Limited
(trading of motor trucks, coaches and
vehicles accessories, repair and
maintenance and other motor vehicle
related service and finance business,
development of smart card system and
investment holding), 1/F, Forefront Cyber
Centre, 9 Fui Sha Wai Lane, Tong Yan
San Tsuen, Yuen Long, N.T., Hong Kong

Independent Non-executive Director,
TOM Group Limited[6]

Independent Non-executive Director, Hutchison
Global Communications Holdings Limited[13]

Independent Non-executive Director,
Jade Asia Pacific Fund Inc. (investment fund),
Walkers P O Box 265 GT, Walker House,
Mary Street, George Town, Grand Cayman

Notes:-

1a.	Unless otherwise indicated, the business address of each of the named persons is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong.

1b.	Unless otherwise indicated, the business address of each of the named persons is 7th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

2.	The principal business address of Cheung Kong Infrastructure Holdings Limited is 12th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The principal business of Cheung Kong Infrastructure Holdings Limited is the development, investment and operation of infrastructure businesses in Hong Kong, the PRC, Australia and United Kingdom.

3.	The principal business address of Hongkong Electric Holdings Limited is 44 Kennedy Road, Hong Kong. The principal business of Hongkong Electric Holdings Limited is generation and supply of electricity.

4.	The principal business address of Hutchison Telecommunications (Australia) Limited is Building A, 207 Pacific Highway, St. Leonards NSW 2065, Sydney, Australia. The principal business of Hutchison Telecommunications (Australia) Limited is telecommunications.

5.	The principal business address of Partner Communications Company Ltd. is 8 Amal Street, Afeq Industrial Park, Rosh Ha’ayin 48103, Israel. The principal business of Partner Communications Company Ltd. is cellular mobile telephone services.

6.	The principal business address of TOM Group Limited is 48/F., The Center, 99 Queen’s Road Central, Hong Kong. The principal business of TOM Group Limited is the development of software and computer network systems and provision of related services, events production and the operation of an Internet portal delivering Internet infotainment, contents and services.

7.	The principal business address of Husky Energy Inc. is 707-8th Avenue S.W., Box 6525 Station D, Calgary, Alberta, Canada, T2P 3G7. The principal business of Husky Energy Inc. is investment in oil and gas.

8.	The principal business address of Hutchison Harbour Ring Limited is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong. The principal business of Hutchison Harbour Ring Limited is the manufacturing and trading of toys, property investments and the Internet B2B businesses.

9.	The principal business address of U.F. Investments (Barbados) Limited is The Ernst & Young Building, Bush Hill, Bay Street, Bridgetown, Barbados. The principal business of U.F. Investments (Barbados) Limited is investment holding.

10.	The principal business address of TOM Online Inc. is 48/F., The Center, 99 Queen’s Road Central, Hong Kong. The principal business of TOM Online Inc. is an internet company in the PRC providing value-added multimedia products and services.

11.	The principal business address of Cheung Kong (Holdings) Limited is 7/F., Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The principal business of Cheung Kong (Holdings) Limited is property development and investment, property and project management, hotel operation and investment in securities.

12.	The principal business address of Hutchison Telecommunications International Limited is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong. The principal business of Hutchison Telecommunications International Limited is engage in providing mobile and fixed-line telecommunications services, including broadband data services, multimedia services and mobile and fixed-line Internet services and Intranet services.

13.	The principal business address of Hutchison Global Communications Holdings Limited is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong. The principal business of Hutchison Global Communications Holdings are fixed network services, data centre operations, powerline-broadband service and IT solutions.

14.	The principal business address of CK Life Sciences Int’l., (Holdings) Inc. is 7th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The principal business of CK Life Sciences Int’l., (Holdings) Inc. is investment holding, research and development, commercialization, marketing and sale of biotechnology products as well as investments in financial instruments/products.